J. P. MORGAN SERIES TRUST II

AMENDMENT TO FUND PARTICIPATION AGREEMENT

The insurance company executing this Amendment, Modern Woodmen of America (“Insurance Company”), and J.P. Morgan Series Trust II (the “Trust”), on behalf of itself and each of its series (each a “Fund”, collectively, the “Funds”), hereby agree to amend the Fund Participation Agreement dated September 14, 2001, to which they are parties (the “Agreement”), as of April 16, 2007, by adding the following provisions effective as of October 16,2007, as mandated by Rule 22c-2 of the Investment Company Act of 1940 (the “Investment Company Act”). This Amendment supplements the Agreement; to the extent terms of this Amendment conflict with the terms of the Agreement, the terms of this Amendment shall control.

Article XV        Shareholder Information

15.1      Agreement to Provide Information.    Insurance Company agrees to provide the Fund, or its designee, upon written request, the taxpayer identification number (“TIN”), the Individual/International Taxpayer Identification Number (“ITIN”), or other government-issued identifier (“GII”), and the Contract owner number or participant account number associated with the Shareholder, if known, of any or all Shareholder(s) of the account, and the amount, date and transaction type (purchase, redemption, transfer, or exchange) of every purchase, redemption, transfer, or exchange of Shares held through an Insurance Company Fund Account maintained by the Insurance Company during the period covered by the request. Unless otherwise specifically requested by the Fund, the Insurance Company shall only be required to provide information relating to Shareholder-Initiated Transfer Purchases or Shareholder-Initiated Transfer Redemptions.

15.1.1  Period Covered by Request.  Requests must set forth a specific period, not to exceed 180 days from the date of the request, for which transaction information is sought. The Fund may request transaction information older than ) 80 days from the date of the request as it deems necessary to investigate compliance with policies established or utilized by the Fund for the purpose of eliminating or reducing market timing and abusive trading practices. The Fund shall pay the reasonable expenses of the Insurance Company in complying with requests for transaction information older than 180 days. .

15.1.1.a       Timing of Requests.    Fund requests for Shareholder information shall be made no more frequently than quarterly except for requests based on “good cause” as defined in Section 15.7.3 of this Agreement that the request is necessary to investigate compliance with policies established by the Fund for the purpose of eliminating or reducing any market timing and abusive trading practices.

15.1.2    Form and Timing of Response.    (a) Insurance Company agrees to provide, promptly upon request of the Fund or its designee, the requested information specified in 15.1. If requested by the Fund, or its designee, Insurance Company agrees to use best efforts to determine promptly whether any specific person about whom it has received the identification and transaction information specified in 15.1 is itself a financial intermediary (“indirect intermediary”) and, upon further request of the Fund, or its’ designee, promptly either (i) provide (or arrange to have provided) the information set forth in 15.1 for those shareholders who hold an account with an indirect intermediary or (ii) restrict or prohibit the indirect intermediary from purchasing, in nominee name on behalf of other persons, securities issued by the Fund. Insurance Company additionally agrees to inform the Fund whether it plans to perform (i) or (ii).

(b)	Responses required by this paragraph must be communicated in writing and in a format mutually agreed upon by the Fund or its designee and the Insurance Company.

(c)	To the extent practicable, the format for any transaction information provided to the Fund should be consistent with the NSCC Standardized Data Reporting Format.

15.1.3  Limitations on Use of Information.    The Fund agrees not to use the information received pursuant to this Amendment for any purpose other than as necessary to comply with the provisions of Rule 22c-2 or to fulfill other regulatory or legal requirements subject to the privacy provisions of Title V of the Gramm-Leach-Bliley Act (Public Law 106-102) and comparable state laws. If a party to this Amendment becomes aware of any disclosure to an unauthorized third party of any non-public personal financial information of a consumer provided or received by the Fund in response to a request for information pursuant to the terms of this Amendment and determines that there is a reasonable likelihood of harm resulting from such disclosure, such party promptly shall, at its expense: (i) notify the other party; (ii) investigate the circumstances relating to such actual or suspected unauthorized access, use or disclosure; (iii) take commercially reasonable steps to mitigate the effects of such unauthorized access, use or disclosure and to prevent any reoccurrence; (iv) provide to the other party such information regarding such unauthorized access, use or disclosure as is reasonably required for the other party to evaluate the likely consequences and any regulatory or legal requirements arising out of such unauthorized access, use or disclosure; and (v) cooperate with the other party to further comply with all relevant laws, rules and regulations.

The Fund agrees to indemnify and hold harmless the Insurance Company from any and all liability, claim, loss, demand, damages, costs and expenses (including reasonable attorney’s fees) arising directly from a third party claim or action brought against the Insurance Company as a result of the Fund’s unauthorized disclosure of a Shareholders TIN, ITIN, GII or the contract number(s) associated with such Shareholder provided to the Fund in response to a request for information pursuant to the terms of this Amendment; provided that such unauthorized disclosure is the result of Fund’s misfeasance, bad faith, or gross negligence with respect to its duties under applicable laws, and provided further that the Fund’s obligations under this section 15.1.3 shall be reduced to the extent any such liability, claim, loss, demand, damages, costs or expenses result from the misfeasance, gross negligence, or willful misconduct of Intermediary.

15.2    Agreement to Restrict Trading.    Insurance Company agrees to execute written instructions from the Fund to restrict or prohibit further purchases or exchanges of Shares by a Shareholder that has been identified by the Fund as having engaged in transactions of the Fund’s Shares (directly or indirectly through the Insurance Company Fund Account) that violate policies established by the Fund for the purpose of eliminating or reducing market timing and abusive trading practices, except this provision shall not require the Insurance Company to breach any terms of its existing Contracts with Contract owners or violate anh state insurance law or regulation. Unless otherwise directed by the Fund, any such restrictions or prohibitions shall only apply to Shareholder-Initiated Transfer Purchases or Shareholder-Initiated Transfer Redemptions that are effected directly or indirectly through Insurance Company. Instructions must be received by us at the following address, or such other address that Insurance Company may communicate to you in writing from time to time, including, if applicable, an e-mail and/or facsimile telephone number:

Shea Doyle Counsel
_____________________________
Modern Woodmen of America 1701 1st Avenue Rock Island, IL 61201

15.2.1  Form of Instructions.    Instructions to restrict or prohibit trading must include the TIN, ITIN, or GII and the specific individual Contract owner number or participant account number associated with the Shareholder, if known, and the specific restriction( s) to be executed, including how long the restriction(s) is(are) to remain in place. If the TIN, ITIN, GII or the specific individual contract owner number or participant account number associated with the Shareholder is not known, the instructions must include an equivalent identifying number of the Shareholder(s) or account(s) or other agreed upon information to which the instruction relates. Upon written request of the Insurance Company, the Fund agrees to identify to the Insurance Company those transactions of the Shareholder that violated the Fund’s marketining or abusive trading policies.

15.2.2        Timing of Response.    Insurance Company agrees to execute instructions as soon as reasonably practicable, but not later than ten business days after receipt of the instructions by the Insurance Company, The Insurance Company shall have no obligation to execute written instructions from the Fund if such actions (i) would require the Insurance Company to breach any terms of its exiasting Contracts with Contract owners or (ii) violate any applicable law, regulation, or any official interpretation of the same. Provided further, the Insurance Company shall not be obligated to honor any instructions which are otherwise illegal or expose the Insurance Company to regulatory investigation or enforcement action.

15.2.3        Confirmation by Insurance Company.    Insurance Company must provide written confirmation to the Fund that instructions have been executed. Insurance Company agrees to provide confirmation as soon as reasonably practicable, but not later than ten business days after the instructions have been executed.

15.3      Force Majeure Event.    Neither party shall be liable for any delay in performance or non-performance, in whole or in part, caused, without fault or negligence of the party, and which could not have been reasonably prevented through back-up systems and other business continuation and disaster recovery procedures commonly employed by other financial institutions that meet reasonable commercial standards, by the occurrence of any event or contingency beyond the control of the parties, including, but not limited. to, work stoppages, fires, civil disobedience, riots, rebellions, natural disasters, acts of God, acts of war or terrorism, actions or decrees of governmental bodies, and similar occurrences. The party who has been so affected shall promptly give written notice to the other party and shall use its best efforts to resume performance. Upon receipt of such notice, all obligations under this Amendment shall be immediately suspended for the duration of such Force Majeure Event.

15.4      Dispute Resolution.    The parties hereby mutually agree to use their best efforts to seek an amicable solution to any controversy or dispute regarding the subject matter hereof. Any unresolved controversy, claim or dispute shall be submitted to binding arbitration in accordance with the Commercial Rules of the American Arbitration Association and judgment upon any such award may be entered in any court having jurisdiction thereof. Arbitration shall be conducted by a single arbitrator who shall have the authority to grant any and all appropriate relief, including, but not limited to, granting injunctive relief or demanding specific performance. The arbitrator may make an initial determination of whether proceedings may ensue based entirely upon documentary evidence. Unless otherwise mutually agreed in writing by the parties, said determination by the arbitrator shall become final and binding 3 days after the arbitrator’s ruling. Any such arbitration shall be conducted in New York, New York. Arbitration costs and expenses shall be borne equally by the parties. Each party hereby agrees to waive and suspend enforcement of any and all rights pursuant to this agreement during the pendency of such arbitration proceedings.

15.5      Termination.  This Amendment will terminate upon the termination of the Agreement.

15.6      Counterparts and Delivery.  This Amendment may be executed in two or more counterparts, each of which shall be an original and all of which together shall constitute one instrument.

15.7        Definitions.  For purposes of this Amendment:

15.7.1        The term “Insurance Company Fund Account” means an omnibus account with the Fund maintained by Insurance Company.

15.7.2        The term “Fund” includes JPMorgan Distribution Services, Inc., which is the Fund’s principal underwriter, the Fund’s transfer agent and the series of the Trust listed in the Agreement.

15.7.3        The term “good cause” means an instance where (i) the Fund has experienced purchase or redemption activity that it reasonably believes is an indication that trading activity in an account is inconsistent with Fund policies, thereby requiring additional Shareholder information to investigate compliance with Fund policies; or (ii) the Fund reasonably believes that additional Shareholder information is necessary for the purpose of a periodic compliance review or audit.

15.7.4        The term “Shares” means the interests of Shareholders corresponding to the redeemable securities of record issued by the Fund under the Investment Company Act that are held by or through an Insurance Company Fund Account.

15.7.5        The term “Shareholder” means the holder of interests in a variable annuity or variable life insurance contract issued by the Insurance Company (“Contract”), or a participant in an employee benefit plan with a beneficial interest in a Contract.

15.7.6        The term “Shareholder-Initiated Transfer Purchase” means a transaction that is initiated or directed by a Shareholder that results in a transfer of assets within a Contract to a Fund, but does not include transactions that are executed: (i) automatically pursuant to a contractual or systematic program or enrollment such as transfer of assets within a Contract to a Fund as a result of “dollar cost averaging” programs, insurance company approved asset allocation programs, or automatic rebalancing programs; (ii) pursuant to a Contract death benefit; (iii) pursuant to a one-time step-up in Contract value pursuant to a Contract death benefit; (iv) pursuant to an allocation of assets to a Fund through a Contract as a result of payments such as loan repayments, scheduled contributions, retirement plan salary reduction contributions, or planned premium payments to the Contract; or (v) prearranged transfers at the conclusion of a required free look period.

15.7.7        The term “Shareholder-Initiated Transfer Redemption” means a transaction that is initiated or directed by a Shareholder that results in a transfer of assets within a Contract out of a Fund, but does not include transactions that are executed: (i) automatically pursuant to a contractual or systematic program or enrollments such as transfers of assets within a Contract out of a Fund as a result of annuity payouts, systematic withdrawal programs, insurance company approved asset allocation programs and automatic rebalancing programs; (ii) as a result of any deduction of charges or fees under a Contract; (iii) as a result of withdrawals or surrenders from a Contract; (iv) as a result of payment of a death benefit from a Contract; or (v) as a result of loans.

15.7.8        The term “written” and/or “in writing” includes electronic writings and facsimile transmissions.

15.7.9        Each separate account that invest int the Fund and that is a separate account of Insurance Company is a “financial intermediary” as defined in Rule 22c-2 of the Investment Company Act.

15.7.10        The term “purchase” does not include the automatic reinvestment of dividends.

15.7.11        The term “promptly” as used in 15.1.2 shall mean as soon as practicable but in no event later than 10 business days from the Insurance Company’s receipt of the request for information from the Fund, or its designee.

Modern Woodmen of America

Authorized Signer:	/s/ Gerald P. Odean

Name:	Gerald P. Odean

Title:	National Secretary

Date:	April 11, 2007

J.P. Morgan Series Trust II

Authorized Signer:	/s/ Arthur A. Jensen

Name:	Arthur A. Jensen

Title:	Assistant Treasurer

Date:	4/9/07